SCHEDULE 13G
Amendment No. 2
Transocean Offshore Inc.
Common Stock $.01 par
value


Cusip #:893-817-10-6
Item 1:  Reporting
Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,367,200
Item 7:  -0-
Item 8:  3,367,200
Item 9:  3,367,200
Item 11: 3.3%
Item 12: IA


Cusip #: 893-817-10-6
Item 1:  Reporting
Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,150,300
Item 7:  -0-
Item 8:  2,150,300
Item 9:  2,150,300
Item 11: 2.1%
Item 12: IA


Cusip #:  893-817-10-6
Item 1:  Reporting
Person - Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  5,517,500
Item 7:  -0-
Item 8:  5,517,500
Item 9:  5,517,500
Item 11: 5.5%
Item 12: IN


Item 1(a) Transocean
Offshore Inc.

Item 1(b) 4 Greenway
Plaza, Houston, Texas
77046


Item 2(a) This statement
is filed on behalf of
Tiger Management
L.L.C.("TMLLC") and
Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr.
is the ultimate
controlling person of
TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is
101 Park Avenue, New
York, NY 10178

Item 2(c) Incorporated
by reference to item (4)
of the cover page
pertaining to each
reporting person.

Item 2(d) Common Stock
$.01 par value

Item 2(e)  893-81710-6

Item 3. TMLLC and TPLLC
are investment advisers
registered under Section
203 of the Investment
Advisers Act of 1940.

Item   4. Ownership as
of December 31, 1997 is
incorporated by
reference to items (5) -
(9) and (11) of the
cover page pertaining to
each reporting person.

Item 5. Not applicable

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction
having such purpose or
effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/
Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman,
Under Power of Attorney
Dated: January 27, 1995,
On File with Schedule
13G for Kohl's Corp.
2/7/95

EXHIBIT A

AGREEMENT

The undersigned agree
that this Amendment No.
2 to Schedule 13G dated
February 13, 1998
relating to shares of
common stock of
Transocean Offshore Inc.
shall be filed on behalf
of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman, Chief
Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief
Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman,
Under Power of Attorney

Dated: January 27, 1995,
On File with Schedule
13G for Kohl's

Corp. 2/7/95